Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Material Shareholding Itaú Unibanco Holding S.A. (“Company”), in accordance with Article 12 of CVM Instruction No. 358/02, announces to its stockholders and the market that was informed by Dodge & Cox, as of today, May 7, 2021, that they became holders of 5.01% of the Company’s outstanding preferred shares. The full correspondence is attached hereto. São Paulo (State of São Paulo), May 7, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence

May 7, 2021 ITAÚ UNIBANCO HOLDING S.A. Praca Alfredo Egydio de Souza Aranha, 100 Jabaquara Torre Conceição – 9th floor CEP 04344-902 Attn: Renato Lulia Jacob Investor Relations Re: Ownership of Itaú Unibanco Holding S.A. - Preferred Dear Mr. Renato Lulia Jacob, In accordance with Article 12 (§1) of CVM Instruction No. 358/02, we wish to inform you that the clients of Dodge & Cox (which clients may include investment companies and/or employee benefit plans, pension funds, endowment funds and individual clients) are the beneficial owners of 242,768,249 shares of preferred stock issued by Itaú Unibanco Holding S.A., consisting of 221,149,144 preferred shares traded under ticker ITUB4 and 21,619,105 ADRs traded under ticker ITUB, each of which represents one preferred share. This ownership of 242,768,249 shares of preferred stock issued by Itaú Unibanco Holding S.A. represents 5.01% of the 4,845,844,989 preferred shares outstanding as of May 4, 2021. The required information is provided in the following table: Name of Purchaser Brazilian Register of Legal Entities No. Dodge & Cox 555 California Street, 40th Floor N/A San Francisco, CA, U.S.A. EST AB LIS HE D 1930 555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710

STATEMENT OF THE PERCENTAGE OF REGISTERED SHARES OF PREFERRED STOCK HELD Total Preferred Shares issued by Itaú Unibanco Holding S.A. No. of Preferred shares held as of May 4, 2021% 4,845,844,989 242,768,249 5.01% There being no further matters to discuss, we remain at your disposal for any further information you may require. Sincerely, Katherine M. Primas Chief Compliance Officer